UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No                      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

Further to the notice of Inside Information of 29 October 2021, with registration number 1127 (“Initial II”)1, to the notice of Inside Information of 28 June, 2022, with registration number 1511 and to the notice of Inside Information of 29 June 2022, with registration number 1515 (the “II for Second Segment Execution”)2, BBVA hereby announces the completion of the execution of the Second Segment as the maximum number of shares communicated in the II for Second Segment Execution has been reached.

With the acquisition of the last shares referenced below, the total number of own shares acquired during the execution of the Second Segment is 149.996.808 own shares, representing, approximately, 2,3% of BBVA’s share capital as of this date.

All acquisitions made in execution of the Second Segment have been notified to the competent authorities, in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016.

As disclosed in the II for Second Segment Execution, the purpose of the Second Segment is to reduce BBVA’s share capital by means of the redemption of the shares acquired. In this regard, BBVA expects to carry out the redemption of all of the own shares acquired in execution of the Second Segment.

Additionally, BBVA hereby informs that the execution of the Second Segment completes and terminates the execution of the Program Scheme.

Likewise, based on the information received from CITIGROUP GLOBAL MARKETS EUROPE AG as manager of the Second, BBVA informs that it has carried out the following transactions on its own shares in execution of the Second Tranche between 12 and 19 August, 2022 (both included):

1 “Program Scheme” shall have the same meaning as provided in the Initial II.

2 “Second Segment” shall have the same meaning as provided in the II for the Second Segment Execution.

Weighted Number of Date Security Transaction Trading Venue average pnce Shares € 12/08/2022 BBV A . MC Purchase XMAD 4.250.000 4,7761 15/08/2022 BBVA. MC Purchase XMAD 4.250.000 4,7801 16/08/2022 BBVA. MC Purchase XMAD 4.250.000 4,8467 17/08/2022 BBVA. MC Purchase XMAD 4.250.000 4,8570 18/08/2022 BBVA. MC Purchase XMAD 4.250.000 4,8604 19/08/2022 BBVA. MC Purchase XMAD 1.246.808 . 4,7188 TOTAL 496.808 I 1 22. 1

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex 1.

Madrid, 19 August 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the Second Segment between 12 and 19 August 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: August 19, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director